As filed with the Securities and Exchange Commission on February 17, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

StarTek, Inc.

(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	100 Garfield Street Denver, Colorado 80206 (303) 361-6000 (Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)	84-1370538 (I.R.S. Employer Identification Number)

William E. Meade, Jr.

President, Chief Executive Officer and Director
100 Garfield Street
Denver, Colorado 80206
(303) 361-6000
(Name, address, including zip code, and telephone number,
including area code, of agent for service of process)

Copies to:

Blair L. Lockwood, Esq. Jeffrey A. Sherman, Esq. Michael M. McGawn, Esq. Faegre & Benson LLP 1700 Lincoln Street, Suite 3200 Denver, Colorado 80203 (303) 607-3500	Kevin P. Kennedy, Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount to be	Offering Price	Aggregate	Amount of
Titles of Securities	Registered	Per Security	Offering Price	Registration Fee

Common Stock, $0.01 par value	3,680,000(1)	$39.82(2)	$146,537,600	$18,566.31

(1)	Includes 480,000 shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.
(2)	Estimated solely for purposes of determining the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended, based on the closing price of our common stock of $39.82 on February 9, 2004, as reported on the New York Stock Exchange.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may change. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated February 17, 2004

PROSPECTUS
3,200,000 Shares

StarTek, Inc.

Common Stock

This is an offering of shares of common stock of StarTek, Inc. All of the shares being offered are being sold by the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “SRT.” On February 17, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $42.05 per share.

       Investing in our common stock involves risks. “Risk Factors” begin on page 6.

Per
	Share	Total

Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Selling Stockholders (before expenses)	$	$

One of the selling stockholders identified in this prospectus has granted the underwriters a 30-day option to purchase up to 480,000 additional shares of our common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2004.

LEHMAN BROTHERS

SUNTRUST ROBINSON HUMPHREY
THOMAS WEISEL PARTNERS LLC

                        , 2004

      You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone, including the selling stockholders, to provide you with any information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of this common stock.

PROSPECTUS SUMMARY

      The following is a short summary of our business. It may not contain all of the information that is important to you. To understand this offering fully, you should carefully read the entire prospectus, including the risk factors contained in this prospectus and the financial statements, related notes and other information incorporated by reference into this document. Unless the context requires otherwise in this prospectus, “StarTek,” “we,” “us,” and “our” refer to StarTek, Inc. and its subsidiaries. Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

StarTek, Inc.

      We are a leading provider of business process outsourced services, which consist of business process management and supply chain management services. Our business process management services include large service order setup for telecommunications companies, wireless telephone number porting, receivables management, wireless telephone activations, and high-end technical support and customer care services. Our supply chain management services include packaging, fulfillment, marketing support and logistics services.

      Our revenue has grown from $141.0 million in 1998 to $207.9 million in 2002. During the same period, our operating profit has grown from $11.2 million to $28.3 million, representing an increase in our operating margin from 7.9% to 13.6% of revenue. All our growth was achieved organically by developing existing customers and adding new customers rather than through mergers or acquisitions.

Our Industry

      An increasing number of businesses are seeking the services of third party outsourcers to address a wide range of their customer care needs, including technical support services and fulfillment/ logistics. As a result, we believe that outsourced customer care services will grow significantly in the coming years. Industry sources estimate that the worldwide customer care services market will grow from approximately $38.1 billion in 2002 to $68.2 billion in 2007, or a compounded annual growth rate of 12.3%. The largest geographic component of this market is the United States, which is expected to grow from $20.3 billion in 2002 to $35.1 billion in 2007, or a compounded annual growth rate of 11.6%. We believe that the main drivers behind this growth stem from the heightened desire by businesses to control costs and increase operating efficiencies, service capabilities and competitive advantage. In general, we believe that industries having higher levels of customer contact and service volume, such as telecommunications, financial services and retail, tend to seek outsourced services as a more efficient method for managing their technical support and customer care functions.

      Within the worldwide customer care services market, industry sources estimate that two of the largest service categories are customer interaction and fulfillment/ logistics, the sizes of which are estimated to be over $30 billion and over $4 billion, respectively, in 2002. We believe that technical support/help desk services are the fastest growing component of the customer interaction category, driven by the desire of businesses in the telecommunications, information technology and consumer devices industries to outsource their customer support needs at a cost lower than they could achieve internally. We also believe that fulfillment/ logistics services will grow at a rate faster than the overall worldwide customer care services industry, owing to the need by businesses to achieve faster time to market, rapid inventory turns, greater focus on core competencies and lower costs.

Our Competitive Strengths

      We believe the following competitive strengths allow us to become an integral part of our clients’ businesses and contribute to our strong market position, and will enable us to continue to enhance our established presence as a leading provider of business process outsourced services:

•	Comprehensive Outsourced Services. We have the expertise and resources to become the one source provider for a significant portion of our clients’ business process needs, including assembly, order processing, distribution, technical support and customer care.

•	Ability to Accommodate Specialized Requirements. We have developed specialized expertise to address the needs of clients in technically-oriented industries, which generally entail critical, complex and high-volume market support requirements.

•	Scalable, Flexible Business Model. We believe our ability to rapidly deploy a new facility significantly differentiates us from our competitors, and our ability to quickly expand capacity allows our clients to rely on us to manage sudden changes in demand for their products.

•	Cost-effective, High Quality Services. We enable clients to provide their customers with high-quality services that, for most of our clients, are at lower cost than they could achieve through in-house operations.

•	Technology Enabled Service Delivery. We have combined commercially-available technology with our internally-developed business processes and systems to deliver a number of value-added functionalities, including advanced demand forecasting and scheduling capabilities for our clients.

Our Growth Strategy

      We have achieved significant organic growth in our operations as measured by the number of our business process outsourcing facilities, customers, employees, revenue and net income. We expect that our service offerings, which we believe are among the leading types of services that companies may consider for outsourcing, combined with what we believe to be a trend towards businesses focusing on their core competencies, have positioned us well for future growth. The principal elements of our growth strategy are to:

•	Use Our Expertise in Complex Process Management to Address Untapped Opportunities. Through our experience serving clients in technically-oriented industries, we have developed specialized skills in outsourcing complex processes involving sophisticated customer interaction and highly efficient fulfillment processes. We intend to apply our existing process management expertise, as well as expertise we develop in the future, to address new client opportunities.

•	Strengthen Strategic Partnerships and Long-Term Relationships with Existing Clients. We seek to develop long-term client relationships, primarily with Fortune 1000 companies. We believe our client-oriented, value-added, integrated approach to addressing clients’ needs distinguishes us from our competitors and plays a key role in our ability to attract and retain clients on a long-term basis.

•	Further Strengthen Our Management Team with Key Hires. Since 2001, we have strengthened our senior and middle management ranks through the hiring or promotion of experienced personnel. We intend to continue to recruit for key positions in our organization, particularly in sales and marketing, so that we may further capitalize on the market position and competitive momentum we have developed to date.

•	Expand Our Client Base in New Vertical Markets. We are currently seeking to expand the industries to which we provide our wide spectrum of business process outsourced services by targeting select clients in markets in which we believe we offer an attractive value proposition to potential clients.

•	Maintain a Disciplined Approach to Expansion. We plan to grow our revenue organically through staged expansion of the services we provide to our existing or potential clients, or through rapid deployment of capacity to assist our clients in responding to demand for their products or services.

•	Explore International Opportunities. We will continue to explore international opportunities. We will evaluate international locations for potential new facilities in regions that offer labor cost advantages and technical, language and quality support capabilities meeting or exceeding our clients’ requirements.

Corporate Information

      The predecessor to our business was founded in 1987, and we have provided business process outsourced services since our inception, initially through two of our operating subsidiaries, StarTek USA, Inc. and StarTek Europe, Ltd. On December 30, 1996, we incorporated in Delaware as a holding company for our wholly-owned operating subsidiaries, and on June 19, 1997 we completed an initial public offering of our common stock. In 1998, we formed Domain.com, Inc., a Delaware corporation, as a wholly-owned subsidiary. In 2001, we formed StarTek Canada Services, Ltd., a Nova Scotia, Canada corporation, which is also a wholly-owned subsidiary.

      Our principal office is located at 100 Garfield Street, Denver, Colorado 80206, our telephone number is (303) 361-6000, and our Internet address is www.startek.com. Our web site does not constitute a part of this prospectus.

The Offering

Common stock offered by selling stockholders	3,200,000 shares

Common stock to be outstanding after this offering	14,353,791 shares

Use of proceeds	We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

New York Stock Exchange symbol	“SRT”

      The number of shares of our common stock to be outstanding after the offering set forth above is based on 14,353,791 shares outstanding as of February 11, 2004. The number of outstanding shares excludes an aggregate of:

•	400,760 shares of common stock reserved for future issuance under our stock option plans, including 300,000 shares approved for addition to the plans by our board of directors, subject to stockholder approval at our 2004 annual meeting; and

•	1,049,020 shares of common stock reserved for issuance upon exercise of stock options outstanding as of February 11, 2004, at a weighted average exercise price of $21.97 per share.

Summary Consolidated Financial and Other Data

      The following table summarizes financial and other data regarding our business. You should read this information together with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference. See “Selected Consolidated Financial and Other Data.”

				Nine Months Ended
	Year Ended December 31,			September 30,

	2000	2001	2002	2002	2003

	(Dollars in thousands, except per share data)

				(unaudited)
Income Statement Data:
Revenue	$200,750	$182,576	$207,864	$141,406	$165,058
Gross profit	47,121	44,954	50,859	35,376	40,509
Operating profit	26,171	19,016	28,297	19,243	19,810
Net interest income and other	4,655	4,318	1,986	1,013	2,850
Loss on impaired investments	—	(15,452)	(6,210)	—	—
Income before income taxes	30,826	7,882	24,073	20,256	22,660
Net income	$19,420	$4,871	$15,166	$12,502	$14,231
Earnings per share:
Basic	$1.39	$0.35	$1.07	$0.89	$1.00
Diluted	$1.36	$0.34	$1.05	$0.87	$0.98
Weighted average shares outstanding:
Basic	14,016,851	14,053,484	14,140,765	14,124,884	14,220,574
Diluted	14,279,409	14,168,044	14,385,389	14,362,076	14,559,230
Other Data:
Net cash provided by operating activities	$11,052	$25,868	$21,141	$20,283	$26,690
Purchases of property, plant and equipment	$8,909	$19,016	$5,877	$3,495	$15,328
Facilities in operation (end of period)(1)	11	14	13	13	15

(As of September 30, 2003):

(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$13,944
Investments	48,691
Working capital	81,304
Total assets	151,889
Long-term debt, less current portion	2,691
Total stockholders’ equity	$127,458

(1)	Includes facilities open and providing services to clients, and excludes our corporate headquarters, two facilities we opened in the fourth quarter of 2003, and an inactive facility in Aurora, Colorado, a portion of which we sublease to a third party.

RISK FACTORS

      You should carefully consider each of the risks described in this prospectus and all of the other information in this prospectus and the documents we incorporate by reference before you decide to buy our common stock. If any of these risks or uncertainties occurs, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Us and Our Business

Over 80% of our revenue in the past several years has been received from our four largest clients. The loss or reduction in business from any of these clients would harm our business and results of operations.

      The following table represents revenue concentrations of our principal clients:

	Year Ended
	December 31,		Nine Months Ended
			September 30,
	2001	2002	2003

Microsoft Corporation	48.4%	34.4%	24.5%
AT&T Wireless Services, Inc.	19.1%	26.3%	37.0%
AT&T Corporation	10.8%	13.3%	13.7%
T-Mobile, a subsidiary of Deutsche Telekom	6.5%	12.2%	13.9%

      The loss of a principal client, a material reduction in the amount of business we receive from a principal client, or the loss, delay or termination of a principal client’s product launch or service offering would harm our business, revenue and operating results. We may not be able to retain our principal clients or, if we were to lose any of our principal clients, we may not be able to timely replace the revenue generated by the lost clients. In addition, the revenue we generate from our principal clients may decline or grow at a slower rate in future periods than it has in the past. In the event we lose any of our principal clients, we may suffer from the costs of underutilized capacity because of our inability to eliminate all of the costs associated with conducting business with that client, which could exacerbate the harm that the loss of a principal client would have on our operating results and financial condition. As discussed below, AT&T Wireless Services, Inc. has entered an agreement to be acquired, and there can be no assurance that if AT&T Wireless is acquired the acquiror will continue to use our services.

Our client base is concentrated in a few select industries and our strategy partially depends on a trend of companies in these industries to outsource non-core services. If these industries suffer a downturn or the trend toward outsourcing reverses, our business will suffer.

      Our current client base generally consists of companies engaged in the telecommunications and computer software industries, with over 65% of our revenue for the nine months ended September 30, 2003 coming from the telecommunications industry. Our business and growth is largely dependent on continued demand for our services from clients in these industries and other industries we may target in the future, and on trends in those industries to purchase outsourced services. Consolidation in our targeted industries may decrease the potential number of buyers for our services. We are particularly vulnerable on this issue given the relatively few significant customers we currently serve and the concentration of these customers in the telecommunications industry. For example, AT&T Wireless, one of our largest customers, has announced that it has entered an agreement to be acquired by Cingular Wireless LLC in a transaction that Cingular and AT&T Wireless expect to close as soon as late 2004. Any transaction between these companies is subject to regulatory approvals and other contingencies. Neither Cingular nor the other principal bidders for AT&T Wireless are our customers, and there can be no assurance that if AT&T Wireless is acquired the acquiror will continue to use our services. If AT&T Wireless or its successor discontinues the use of our services, our business, financial condition and results of operations would be harmed. Moreover, a general and continuing economic downturn in the telecommunications and technology industries or in other industries we target, or a slowdown or reversal of the trend in these industries to outsource services we provide, could harm our business, results of operations, growth prospects, and financial condition.

The revenue we receive from Microsoft Corporation has declined in recent periods and we believe will continue to decline throughout 2004. If we are unable to replace this revenue, our business and results of operations will be harmed.

      The revenue we generate from Microsoft Corporation, which is primarily from sales of supply chain management services, has steadily declined over the past several years, decreasing from a high of $159.1 million in 1999 to $40.5 million for the nine months ended September 30, 2003. We expect that the revenue we receive from Microsoft Corporation will continue to decline throughout 2004 and may become an insignificant portion of our overall revenue stream in subsequent years. While we hope to replace this business with other supply chain management clients or by selling other business process outsourced services to new and existing clients, we may not be successful in these efforts. If we are unable to replace this revenue, our business and results of operations will be harmed.

Our markets are highly competitive. If we do not compete effectively, we may lose our existing business or fail to gain new business.

      The markets in which we operate are highly competitive, and we expect competition to persist and intensify in the future. We view in-house operations of our existing and potential clients to be our most significant competitor. Many of our clients or potential clients have in-house capabilities enabling them to perform some or all of the services we provide. Our performance and growth could be impeded if clients or potential clients decide to shift to their in-house operations services they currently outsource, or if potential clients retain or increase their in-house capabilities.

      Our other competitors include small firms offering limited supply chain management services, divisions of large companies and independent firms. We anticipate that competition from low-cost, offshore providers of outsourced services will increase in the near future and that such providers will remain an important competitor group. A number of our competitors have or may develop greater name recognition or financial and other resources than we have. Similarly, additional competitors with greater name recognition and resources than we have may enter the markets in which we operate. Some competitors may offer a broader suite of services than we do, which may result in potential clients consolidating their use of outsourced services with our competitors rather than using our services. Competitive pressures from current or future competitors could also result in substantial price erosion, which could harm our revenue, margins, and financial condition.

Our contracts generally do not contain minimum purchase requirements and can generally be terminated by our customers on short notice without penalty.

      We typically enter into written agreements with each client for our services, although we perform some supply chain management services on a purchase order basis. We seek to sign multi-year contracts with our clients, but our contracts, including our contracts with our principal clients, generally:

•	permit termination upon 30 to 90 days notice by our clients;

•	do not designate us as our clients’ exclusive outsourced services provider;

•	do not penalize our clients for early termination;

•	hold us responsible for work performed that does not meet pre-defined specifications; and

•	do not contain minimum purchase requirements.

Accordingly, we face the risk that our clients may cancel contracts we have with them, which may harm our results. If a principal client cancelled our contract with them, our results would suffer. In addition, because the amount of revenue generated from any particular client is generally dependent on end customers’ purchase and use of that client’s products, our business depends in part on the success of our clients’ products. The number of customers who are attracted to the products of our clients may not be sufficient or our clients may not continue to develop new products that will require our services, in which case it may be more likely for our clients to terminate their contracts with us.

Our existing and potential clients are currently decreasing the number of vendors they are using to outsource their business process services. If we lose more business than we gain as a result of this consolidation, our business and results of operations will be harmed.

      Our existing clients, such as Microsoft Corporation, as well as a number of clients we are currently targeting, have begun to decrease the number of firms they rely on to outsource their business process services. We believe these clients are taking this action in order to increase accountability and decrease their costs. If this consolidation results in us losing one or more of our clients, our business and results of operations will be harmed. In addition, this consolidation could make it more difficult for us to secure new clients, which could limit our growth opportunities.

We generate revenue based on the demand for, and inquiries generated by, our clients’ products and services. If our clients’ products and services are not successful, our revenue and results of operations will be harmed.

      In substantially all of our client relationships, we generate revenue based, in large part, on the amount of products and services demanded by our clients’ customers. The amount of our revenue also depends on the number and duration of customer inquiries. Consequently, the amount of revenue generated from any particular client is dependent upon consumers’ interest in and use of that client’s products or services. If customer interest in any products or services offered by our clients and for which we provide outsourced services were to diminish, our revenue would be harmed.

We face considerable pricing pressure in our business, and if we are not able to continually increase our productivity our operating margins and results of operations may be harmed.

      Our strategy depends in part on our ability to continually increase the productivity level we are able to achieve. We face significant price pressure arising from our clients’ desire to decrease their operating costs, and from other competitors operating in our targeted markets. Price pressure may be more pronounced during periods of economic uncertainty. Accordingly, our ability to maintain our operating margins depends on our ability to continually improve our productivity and reduce our operating costs. If we are not able to achieve sufficient improvements in productivity to adequately compensate for decreases in the prices we can charge for our services, our results of operations will be harmed.

If the value of our portfolio of investment securities declines, our results of operations will suffer.

      Approximately 32.1% of our total assets as of September 30, 2003 consisted of investment securities. We have made investments in publicly-traded debt, equity and equity-linked securities, and the market prices of the securities have been volatile. We have also invested in limited partnerships that own marketable securities, and we are generally unable to sell these limited partnership interests or withdraw our capital from these investment partnerships without 30 to 60 days prior notice to the general partner. We periodically review investments available for sale for other than temporary declines in fair value, and write down investments to their fair value when such a decline has occurred. In 2001, we recognized a loss on impaired investments totaling $15.5 million related to our investments in Six Sigma, LLC and Gifts.com, Inc., and in 2002 we recognized a loss on impaired investments totaling $6.2 million related to a decline in the value of investments we determined to be other than temporary. Unrealized gains or losses on investments acquired as trading securities are recognized as they occur. Future adverse changes in market conditions or poor operating results of companies in which we have invested could result in losses. Such charges harm our reported financial results in the period during which they are recognized.

Advanced technologies could make our services less competitive, and we may not be able to respond adequately to the development of any such technologies.

      Technologies that our clients or competitors already possess or may in the future develop or acquire may decrease the costs or increase the efficiency of services with which we compete. For instance, software downloading and changes in software packaging have harmed demand for our supply chain management services. As a result, our supply chain management services, which once constituted the majority of our business, have declined significantly as we have shifted our focus and resources to providing business process management services. Other aspects of our business could be similarly affected by technological changes in business services. We believe that our principal competitors currently have greater technological capabilities than we do and we must invest in our technology to remain competitive in our current businesses and to be able to compete for new business. We may not be able to develop and market any new services that use or effectively compete with existing or future technologies, and any such services may not be commercially successful. Furthermore, our competitors may have greater resources to devote to research and development than we do, and accordingly may have an ability to develop and market new technologies with which we are not able to successfully compete.

Several constraints may impede our ability to grow our business.

      Our future growth depends on our ability to initiate, develop and maintain new client relationships, as well as our ability to maintain relationships with our existing principal clients. To generate new business we may need to increase the size of our sales and marketing staff. We may also need to increase our capacity through the addition of facilities and the recruitment and training of additional management and service personnel. If we do not adequately increase the strength of our sales force or expand our capacity, we may not grow as fast as we expect, which could harm our stock price.

If we do not effectively manage our growth or control costs related to growth, our results of operations will suffer.

      We intend to grow our business by expanding our client base and increasing the services we provide to existing clients. Growth could place significant strain on our management, employees, operations, operating and financial systems, and other resources. To accommodate significant growth we would be required to expand and improve our information systems and procedures and train, motivate, and manage a growing workforce, all of which would increase our costs. Our systems, procedures, and personnel may not be adequate to support our future operations. Further, we may not be able to maintain or accelerate our current growth, effectively manage our expanding operations, or achieve planned growth on a timely and profitable basis. If we are unable to manage our growth efficiently or if growth does not occur, our business, results of operations, and financial condition could suffer.

If we are not able to hire and retain qualified employees, our ability to service our existing customers and retain new customers will be adversely affected.

      Our success is largely dependent on our ability to recruit, hire, train, and retain qualified employees. Our business is labor intensive and, as is typical for our industry, continues to experience relatively high personnel turnover. Our operations, especially our technical support and customer care services, generally require specially trained employees. Increases in our employee turnover rate could increase our recruiting and training costs and decrease our operating efficiency and productivity. Also, the addition of new clients or implementation of new projects for existing clients may require us to recruit, hire, and train personnel at accelerated rates. We may not be able to successfully recruit, hire, train, and retain sufficient qualified personnel to adequately staff for existing business or future growth, particularly when we undertake new client relationships in industries in which we have not previously provided services. We intend to enter the financial services and health care markets, which may require us to recruit, hire and train personnel with experience relevant to those industries. In addition, because a substantial portion of our operating expenses consists of labor related costs, labor shortages or increases in wages (including minimum wages as mandated by the U.S. federal government, employee benefit costs, employment tax rates, and other labor related expenses) could cause our business, operating profits, and financial condition to suffer.

We experienced declines in our revenue in 2000 and 2001, and we may experience future declines in revenue.

      Our revenue declined from $205.2 million in 1999 to $200.8 million in 2000 and $182.6 million in 2001. These declines were caused primarily by the phase-out of our work for Microsoft Corporation in Asia, and to a lesser extent were related to a sluggish global economy. Similarly, our operating profit declined from $26.2 million in 2000 to $19.0 million in 2001, due to the decreases in our revenue and increased expenses. While our revenue and operating profit increased in 2002 and the first nine months of 2003, our revenue and operating profit are highly dependent on our principal client relationships and on general economic conditions both domestically and abroad. We believe that we, as well as a number of our clients, are particularly vulnerable to recession or other significant economic events or downturns. Declines in the general economy could once again cause our financial results to suffer. In the event our financial results deteriorate, the market price of our common stock is likely to fall.

Our lack of a significant international presence may harm our ability to serve existing customers or limit our ability to obtain new customers.

      Although we currently conduct operations in Canada and the United Kingdom, we do not have a significant international presence. This lack of international operations could harm our business if one or more of our customers decide to move their existing business process services offshore. Our lack of a significant international presence may also limit our ability to gain new clients who may require business process service providers to have this flexibility.

      The movement of business process services to other countries, particularly India, has been extensively reported by the press. Most analysts continue to believe that many outsourced services will continue to migrate to other countries with lower wages than those prevailing in the United States. Accordingly, unless and until we develop additional international operations, we may be competitively disadvantaged versus a number of our competitors who have already devoted significant time and money to operating offshore. If we decide to open facilities in or otherwise expand into additional countries, we may not be able to successfully establish operations in the markets that we target.

We face risks inherent in conducting business in Canada and the United Kingdom.

      International operations, which prior to February 2002 included operations in Singapore in addition to our current operations in Canada and the United Kingdom, accounted for 24.1% of our revenue for the nine months ended September 30, 2003, 19.3% of our revenue for the year ended December 31, 2002, and 21.5% of our revenue for the year ended December 31, 2001. There are risks inherent in conducting international business, including:

•	competition from local businesses or established multinational companies, who may have firmly established operations in particular foreign markets giving them an advantage regarding labor and material costs;

•	potentially longer working capital cycles;

•	unexpected changes in foreign government programs, policies, regulatory requirements, and labor laws; and

•	difficulties in staffing and effectively managing foreign operations.

      One or more of these factors may have an impact on our international operations. Our lack of significant international operating experience may result in any of these factors impacting us to a greater degree than they impact our competitors. To the extent one or more of these factors harms our international operations, it could harm our business, results of operations, growth prospects, and financial condition as a whole.

Our operations in Canada and the United Kingdom subject us to the risk of currency exchange fluctuations.

      Because we conduct a material portion of our business in Canada and the United Kingdom, we are exposed to market risk from changes in the value of the Canadian dollar, and to a lesser extent the British Pound. Fluctuations in exchange rates impact our results though translation and consolidation of the financial results of our foreign operations, and therefore may impact our results of operations and financial condition. A significant change in the value of the dollar against the currency of one or more countries where we operate may have a negative impact on our results. Our results of operations have been negatively impacted by the increase in the value of the Canadian dollar in relation to the value of the U.S. dollar during 2003 because our contracts are denominated in U.S. dollars while our costs of doing business in Canada are denominated in Canadian dollars. Further increases in the value of the Canadian dollar or currencies in other foreign markets in which we operate in relation to the value of the U.S. dollar would further increase such costs and harm our results of operations. We have historically not entered into hedge contracts for our foreign currency risk, and any future hedging activities may not eliminate all of our foreign currency risk.

If we experience an interruption to our business, our results of operations may suffer.

      Our operations depend on our ability to protect our facilities, clients’ products, confidential client information, computer equipment, telecommunications equipment, and software systems against damage from Internet interruption, fire, power loss, telecommunications interruption, e-commerce interruption, natural disaster, theft, unauthorized intrusion, computer viruses, other emergencies, and the ability of our suppliers to deliver component parts quickly. We maintain procedures and contingency plans to minimize the detrimental impact of adverse events, but if such an event occurs our procedures and plans may not be successful in protecting us from losses or interruptions. In the event we experience temporary or permanent interruptions or other emergencies at one or more of our facilities, our business could suffer and we may be required to pay contractual damages to our clients, or allow our clients to renegotiate their arrangements with us. Although we maintain property and business interruption insurance, such insurance may not adequately or timely compensate us for all losses we may incur. Further, our telecommunication systems and networks, and our ability to timely and consistently access and use telephone, Internet, e-commerce, e-mail, facsimile connections, and other forms of communication are substantially dependent upon telephone companies, Internet service providers, and various telecommunication infrastructures. If such communications are interrupted on a short- or long-term basis, our services would be similarly interrupted and delayed.

Our quarterly operating results have historically varied and may not be a good indicator of future performance.

      We have experienced and expect to continue to experience, quarterly variations in revenue and operating results as a result of a variety of factors, many of which are outside our control, including:

•	timing of existing and future client product launches or service offerings;

•	expiration or termination of client projects;

•	timing and amount of costs incurred to expand capacity in order to provide for further revenue growth from existing and future clients;

•	seasonal nature of some clients’ businesses;

•	cyclical nature of high technology clients’ businesses; and

•	changes in the amount and growth rate of revenue generated from our principal clients.

      In addition, our revenue has historically been higher in the fourth quarter of each calendar year than in other quarters due to timing of client marketing programs and product launches, which are typically geared toward the holiday buying season. As a result of the decrease in our supply chain management business over the past several years, as well as a shift in the mix of services we provide, we are not currently experiencing the same level of seasonal fluctuations in our business as we have in the past. However, changes in the mix of services we provide our clients or entering into contracts with new clients may increase our exposure to seasonal fluctuations.

We depend on our key management personnel and the loss of service of one or more key executives could cause our business to suffer.

      Our success to date has depended in part on the skills and efforts of our senior management, particularly our Chairman, A. Emmet Stephenson, Jr., and our President and Chief Executive Officer, William E. Meade, Jr. Mr. Stephenson has a verbal advisory agreement with us, but there can be no assurance that we can retain his services. In May 2001, we entered into an employment agreement with Mr. Meade providing for, among other things, the services of Mr. Meade as our President and Chief Executive Officer through May 2006. Either we or Mr. Meade may terminate his employment for any reason upon 90 days’ written notice, and upon termination by either party other than for cause or death, Mr. Meade would be entitled to receive one year’s annual base salary. The loss of Mr. Stephenson, Mr. Meade, or our inability to hire and retain other qualified officers, directors and key employees could have a harmful effect on our growth prospects, results of operations, and financial condition.

Our operating costs may increase as a result of higher labor costs.

      During the recent economic downturn, we, like a number of companies in our industry, sought to limit our labor costs by limiting salary increases and payment of cash bonuses to our employees. If the recent economic upturn in the United States continues or accelerates, we may need to increase salaries or otherwise compensate our employees at higher levels in order to remain competitive and avoid losing personnel. Higher salaries or forms of compensation are likely to increase our cost of operations, and if such cost increases are not more than offset by increased revenue they will harm our financial results.

If we do not use our facilities efficiently, our profitability will suffer.

      Our profitability is influenced by our facilities capacity utilization. The majority of our business involves technical support and customer care services initiated by our clients’ customers, and as a result our capacity utilization varies and demands on our capacity are, to some degree, beyond our control. We have experienced periods of idle capacity, particularly in our multi-client supply chain management facilities. In addition, we have experienced, and in the future may experience, idle peak period capacity when we open a new facility or terminate or complete a large client program. These periods of idle capacity may be exacerbated if we expand our facilities or open new facilities in anticipation of new client business, because we generally do not have the ability to require a client to enter into a long-term contract or to require clients to reimburse us for capacity expansion costs if they terminate their relationship with us. From time to time, we assess the expected long-term capacity utilization of our facilities. Accordingly, we may, if deemed necessary, consolidate or close under-performing facilities in order to maintain or improve targeted utilization and margins. There can be no assurance that we will be able to achieve or maintain optimal facilities capacity utilization.

We are relying on a relatively new management team to grow our business.

      In the past three years we have appointed a new Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer. In addition, we have hired a number of additional management-level employees, many of them into newly-created positions, in the past year. We must successfully integrate all new management and other key positions within our organization in order to achieve our operating objectives. Our future financial performance will depend to a significant extent on our ability to motivate and retain key management personnel. Competition for qualified management personnel is intense and in the event we experience further changes in our senior management positions, we cannot be assured that we will be able to recruit suitable replacements. Even if we are successful, changes in key management positions may temporarily harm our financial performance and results of operations as new management becomes familiar with our business. We do not maintain key person life insurance on any of our executive officers, and with the exception of Mr. Meade, our Chief Executive Officer, have generally not entered into noncompetition agreements with our executive officers.

Geopolitical military conditions, including terrorist attacks and other acts of war, may materially and adversely affect the markets in which we operate and our results of operations.

      Terrorist attacks and other acts of war, and any response to them, may lead to armed hostilities and such developments could cause substantial business uncertainty. Such uncertainty could result in potential clients being reluctant to enter into new business relationships, which would harm our ability to win new business. Armed hostilities and terrorism may also directly impact our facilities, personnel and operations, as well as those of our suppliers and customers. Furthermore, severe terrorist attacks or acts of war may result in temporary halts of commercial activity in the affected regions, possibly resulting in reduced demand for our services. These developments could impair our business and push down the trading price of our common stock.

Our largest stockholder, together with members of his family, will own 38.0% of our outstanding shares following this offering and will have the ability to significantly influence major corporate actions.

      A. Emmet Stephenson, Jr., our Chairman of the Board and co-founder, his wife Toni E. Stephenson, and two trusts controlled by Mr. Stephenson’s sister own 60.3% of our outstanding common stock currently. Following this offering, Mr. and Mrs. Stephenson will beneficially own an aggregate of approximately 38.0% of our outstanding common stock, or 34.6% if the underwriters’ over-allotment option is exercised in full. As a result, Mr. Stephenson and his wife will continue to be our largest stockholders and together may be able to elect our entire Board of Directors and to control substantially all other matters requiring action by our stockholders. Under an agreement to take effect upon consummation of this offering, so long as Mr. Stephenson, together with members of his family, beneficially owns 30% or more of our outstanding common stock, Mr. Stephenson will be entitled to designate our nominees for one less than a majority of the directors to be elected to our board if our board consists of an odd number of directors, or two less than a majority of the nominees if our board consists of an even number of directors. So long as Mr. Stephenson, together with members of his family, beneficially owns 10% or more but less than 30% of our outstanding common stock, Mr. Stephenson will be entitled to designate one of our nominees for election to the board. In addition, upon consummation of this offering we will be obligated to amend our bylaws to allow that any holder of 10% or more of our outstanding common stock may call a special meeting of our stockholders. The concentration of voting power in Mr. and Mrs. Stephenson’s hands, and the control Mr. Stephenson may exercise over us as our Chairman and as described above, may discourage, delay or prevent a change in control that might otherwise benefit our stockholders.

Risks Related to this Offering and our Common Stock

Future sales of our common stock could depress our stock price.

      After the consummation of this offering, Mr. Stephenson, our Chairman of the Board, together with his wife, will own 38.0% of our common stock, or 34.6% if the underwriters exercise their over-allotment option in full. Sales of substantial amounts of this common stock, or the perception that these sales might occur, may result in a decline in the prevailing market prices for our common stock. We, Mr. Stephenson and the selling stockholders, as well as our executive officers and directors, have agreed with certain exceptions not to sell shares of our common stock for a period of 90 days following this offering. However, the underwriters may waive this restriction and allow us or them to sell shares at any time. Shares of common stock subject to these lockup agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act. In addition, we have executed a registration rights agreement with Mr. Stephenson and his wife pursuant to which either or both of them may require us to file a registration statement to register the sale of some or all of their shares of our common stock. Among other things this agreement will give Mr. Stephenson and his wife the ability to cause us to establish a resale shelf registration statement and to sell all of their shares in us within a 120 day period, through an underwritten offering, block trades or open market sales of our stock. See “Description of

Capital Stock — Registration Rights Agreement.” The filing of a registration statement relating to the sale of shares of our stock by Mr. Stephenson or his wife, or the perception that we may file such a registration statement, could have an adverse impact on the market price for our common stock.

Our stock price has been volatile and may decline significantly and unexpectedly.

      The market price of our common stock has been volatile and could be subject to wide fluctuations in response to quarterly variations in our operating results, our success in implementing our business and growth strategies, announcements of new contracts or contract cancellations, announcements of technological innovations or new products and services by us or our competitors, changes in financial estimates by securities analysts, or other events or factors we cannot currently foresee. Additionally, the stock market has experienced substantial price and volume fluctuations that have affected the market prices of equity securities of many companies, and that have often been unrelated to the operating performance of such companies. These broad market fluctuations may harm the market price of our common stock. Additionally, because our common stock trades at relatively low volume levels, any change in demand for our stock can be expected to substantially influence market prices thereof. The trading price of our stock varied from a low of $21.51 to a high of $42.80 during 2003.

If we fail to pay quarterly dividends to our common stockholders the market price of our shares of common stock could decline.

      On February 5, 2004, our board of directors declared a cash dividend of $0.38 per share of common stock, or $5.5 million in the aggregate, payable on February 24, 2004 to the stockholders of record on February 13, 2004. We also declared and paid dividends of $0.37 per share in November 2003 and $0.36 per share in August, 2003. See “Dividend Policy.”

      Our ability to pay quarterly dividends will be at the discretion of our board of directors and will depend on, among other things, availability of funds, future earnings, capital requirements, contractual restrictions, our general financial condition and business conditions generally. The terms of our $10 million line of credit prohibit us from paying dividends in an amount that would cause us to fail to meet our financial covenants. Any reduction or discontinuation of quarterly dividends could cause the market price of our shares of common stock to decline significantly. In addition, in the event our payment of quarterly dividends is reduced or discontinued, our failure or inability to resume paying dividends at historical levels could result in a persistently low market valuation of our shares of common stock.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

      The statements incorporated by reference or contained in this prospectus, including in the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, discuss our future expectations, contain projections of our results of operations or financial condition, and include other “forward-looking” information within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Our actual results may differ materially from those expressed in forward-looking statements made or incorporated by reference in this prospectus. Forward-looking statements that express our beliefs, plans, objectives, assumptions of future events or performance may involve estimates, assumptions, risks and uncertainties. Therefore, our actual results and performance may differ materially from those expressed in the forward-looking statements. Forward-looking statements often, although not always, include words or phrases such as the following: “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “intends”, “plans”, “projection”, or “outlook”.

      You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus. Many important factors, in addition to those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus and the information incorporated herein by reference, could cause actual results or outcomes to differ materially from those expressed in forward-looking statements. Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

      On February 5, 2004, our board of directors declared a cash dividend of $0.38 per share of common stock, or $5.5 million in the aggregate, payable on February 24, 2004 to the stockholders of record on February 13, 2004. This dividend increased from the $0.37 per share dividend we declared and paid in November 2003, and the $0.36 per share dividend we declared and paid in August 2003. Prior to August 2003, we did not pay any dividends on our common stock.

      We expect to continue to pay quarterly dividends on our common stock. The payment of any dividends, however, will be at the discretion of our board of directors and will depend on, among other things, availability of funds, future earnings, capital requirements, contractual restrictions, our general financial condition and business conditions generally. The terms of our $10 million line of credit prohibit us from paying dividends in an amount that would cause us to fail to meet our financial covenants.

MARKET PRICE FOR OUR COMMON STOCK

      Our common stock has been listed on the New York Stock Exchange under the symbol “SRT” since June 19, 1997, the effective date of our initial public offering. The following table shows the high and low sales prices per share for our common stock on the New York Stock Exchange for the periods shown.

	High	Low

2002
First Quarter	$24.95	$16.10
Second Quarter	$27.20	$21.46
Third Quarter	$26.76	$20.90
Fourth Quarter	$28.00	$20.25
2003
First Quarter	$30.91	$21.51
Second Quarter	$28.85	$22.60
Third Quarter	$37.10	$25.67
Fourth Quarter	$42.80	$31.55
2004
First Quarter (through February 17, 2004)	$43.15	$38.00

      At the close of business on February 9, 2004, there were 34 holders of record of our common stock.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents and our consolidated capitalization as of September 30, 2003. You should read this table together with the section of this prospectus entitled “Selected Consolidated Financial and Other Data,” and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes related thereto incorporated herein by reference.

As of
September 30, 2003

(Unaudited, dollars
in thousands)
Cash and cash equivalents	$13,944

Total debt	4,849
Less current portion	2,158

Total long-term debt	2,691

Stockholders’ equity:
Common stock, $.01 par value, 32,000,000 shares authorized, 14,279,321 shares issued and outstanding	143
Additional paid-in capital	52,019
Cumulative translation adjustment	112
Unrealized gain on investments available for sale	829
Retained earnings	74,355

Total stockholders’ equity	127,458

Total capitalization	$130,149

      The table above excludes the following:

•	95,750 shares of common stock reserved for future issuance under our stock option plans as of September 30, 2003; and

•	1,128,500 shares of common stock reserved for issuance upon exercise of stock options outstanding as of September 30, 2003, at a weighted average exercise price of $21.61 per share.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

      The table below presents a summary of our selected consolidated financial and other data. The selected consolidated balance sheet data at December 31, 2001 and 2002 and the selected consolidated income statement data for the three years ended December 31, 2002 presented below are derived from our audited consolidated financial statements previously filed with the SEC and incorporated into this prospectus by reference. We derived the selected consolidated balance sheet data at December 31, 1998, 1999 and 2000 and the selected consolidated statement of income data for the years ended December 31, 1998 and 1999 from our audited consolidated financial statements previously filed with the SEC but not included in this prospectus. Our selected unaudited interim financial data at and for the nine months ended September 30, 2002 and 2003 are derived from our unaudited consolidated financial data incorporated by reference into this prospectus, which, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of its financial position and results of operations at and for such periods. The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the full year.

      You should read this information together with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1998	1999	2000	2001	2002	2002	2003

	(Dollars in thousands, except per share data)

						(Unaudited)
Income Statement Data:
Revenue	$140,984	$205,227	$200,750	$182,576	$207,864	$141,406	$165,058
Cost of services	115,079	166,880	153,629	137,622	157,005	106,030	124,549
Gross profit	25,905	38,347	47,121	44,954	50,859	35,376	40,509
Selling, general and administrative expenses	14,714	20,338	20,950	25,938	22,562	16,133	20,699
Operating profit	11,191	18,009	26,171	19,016	28,297	19,243	19,810
Net interest income and other	2,254	2,814	4,655	4,318	1,986	1,013	2,850
Loss on impaired investments	—	—	—	(15,452)	(6,210)	—	—
Income before income taxes	13,445	20,823	30,826	7,882	24,073	20,256	22,660
Income tax expense	4,901	7,800	11,406	3,011	8,907	7,754	8,429
Net income	$8,544	$13,023	$19,420	$4,871	$15,166	$12,502	$14,231

Earnings per share:
Basic	$0.62	$0.94	$1.39	$0.35	$1.07	$0.89	$1.00
Diluted	$0.62	$0.92	$1.36	$0.34	$1.05	$0.87	$0.98
Weighted average shares outstanding:
Basic	13,828,571	13,874,556	14,016,851	14,053,484	14,140,765	14,124,884	14,220,574
Diluted	13,828,571	14,139,149	14,279,409	14,168,044	14,385,389	14,362,076	14,559,230
Other Data:
Net cash provided by operating activities	$13,068	$15,827	$11,052	$25,868	$21,141	$20,283	$26,690
Purchases of property, plant and equipment	$14,108	$12,593	$8,909	$19,016	$5,877	$3,495	$15,328
Facilities in operation (end of period)(1)	7	10	11	14	13	13	15

(see footnote on next page)

	As of December 31,					As of September 30,

	1998	1999	2000	2001	2002	2002	2003

						(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$19,593	$11,943	$22,543	$14,282	$13,143	$15,682	$13,944
Investments	16,829	23,907	32,413	35,804	44,022	41,777	48,691
Working capital	38,336	40,214	56,146	59,129	80,379	73,418	81,304
Total assets	80,201	101,435	122,283	129,153	140,421	132,126	151,889
Long-term debt, less current portion	3,196	5,922	5,505	8,201	4,261	5,130	2,691
Total stockholders’ equity	$54,133	$71,046	$91,964	$95,609	$114,594	107,059	$127,458

(1)	Includes facilities open and providing services to clients, and excludes our corporate headquarters and two facilities that we opened in the fourth quarter of 2003. Figures from 2000 and thereafter also exclude an inactive facility in Aurora, Colorado, a portion of which we sublease to a third party.

BUSINESS

Overview

      We are a leading provider of business process outsourced services, which consist of business process management and supply chain management services. Our business process management services include large service order setup for telecommunications companies, wireless telephone number porting, receivables management, wireless telephone activations, and high-end technical support and customer care services. Substantially all of our consumer interactions related to business process management services are initiated by our clients’ customers rather than by us. Our supply chain management services include packaging, fulfillment, marketing support and logistics services.

      Our revenue has grown from $141.0 million in 1998 to $207.9 million in 2002. During the same period, our operating profit has grown from $11.2 million to $28.3 million, representing an increase in our operating margin from 7.9% to 13.6% of revenue. All our growth was achieved organically by developing existing customers and adding new customers rather than through mergers or acquisitions.

      We believe that using our outsourced services allows our clients to achieve the following strategic benefits:

•	focus on their primary business;

•	decrease the necessity to manage and continuously upgrade technology;

•	reduce overhead and working capital needs;

•	replace fixed costs with variable costs;

•	enhance time to market and end-user satisfaction;

•	establish external accountability; and

•	access highly specialized technical skills.

      We have continuously expanded our service offerings in response to the growing needs of our clients and to capitalize on market opportunities. We have a strategic partnership philosophy through which we assess each of our clients’ needs, and together with our clients, develop and implement customized outsourced services. We believe that our corporate culture, long-term relationships with our clients and suppliers, dedicated client service teams, efficient operations, commitment to quality and use of technology, and management techniques provide us with a competitive advantage in attracting clients to outsource their non-core operations.

      We have developed expertise in serving clients in technically-oriented industries, which are characterized by rapid growth, complex and evolving product offerings and large customer bases. These customers require frequent, often sophisticated customer interaction. Additionally, the constant technological advances, risk of obsolescence and high-value nature of our supply chain management clients’ products require them to implement rapid procurement, assembly and other logistical processes.

      Our existing clients are primarily in the telecommunications and computer software industries. We also service clients in the computer hardware, consumer products, cable, entertainment, Internet and e-commerce industries. We believe there are substantial opportunities to cross-sell our wide spectrum of business process outsourced services to existing and future clients. We intend to capitalize on what we expect will be a growing trend toward outsourcing by focusing on potential clients in additional industries, such as financial services and health care, that could benefit from our expertise in developing and delivering integrated, cost-effective, outsourced services.

      As of December 31, 2003, we provided services from 16 operational facilities, including five in Colorado, five in Canada, one in Europe and one in each of Illinois, Oklahoma, Tennessee, Texas and Wyoming. We opened four of our facilities in 2003, including Sarnia, Ontario, Canada, which commenced operations in November 2003, and Alexandria, Louisiana, which commenced operations in February 2004.

Our Industry

      We believe businesses throughout the world are increasingly focusing on their core competencies and engaging outsourced service companies to perform specialized, non-core functions and services. Outsourcing of non-core activities offers a strategic advantage to companies in a wide range of industries by offering them an opportunity to reduce operating costs and working capital needs, improve their reaction to business cycles, manage staffing and capital resources and improve customer and technical information gathering and utilization. To realize these advantages, companies are outsourcing the process of planning, implementing and controlling the efficient flow of goods, services, technical support and customer care and related information from point of origin to point of consumption.

      There are various ways and degrees to which customers can use outsourced services. In general, businesses could choose to outsource a discrete, standalone activity (such as order processing) or outsource a comprehensive set of business activities that make up a defined function or department, such as customer support and supply chain management. In discrete outsourcing assignments, we believe that the client generally retains control over strategic decisions, and that the vendor has very little strategic involvement other than ensuring the accurate, efficient administration of the delegated activity. In situations involving the outsourcing of a comprehensive set of business activities, we believe that businesses have frequently transferred managerial and strategic responsibilities of the function to the vendor.

      An increasing number of businesses are seeking the services of third party outsourcers to address a wide range of their customer care needs, including technical support services and fulfillment/ logistics. As a result, we believe that outsourced customer care services will grow significantly in the coming years. Industry sources estimate that the worldwide customer care services market will grow from approximately $38.1 billion in 2002 to $68.2 billion in 2007, or a compounded annual growth rate of 12.3%. The largest geographic component of this market is the United States, which is expected to grow from $20.3 billion in 2002 to $35.1 billion in 2007, or a compounded annual growth rate of 11.6%. We believe that the main drivers behind this growth stem from the heightened desire by businesses to increase corporate cost controls, operating efficiencies, service capabilities and competitive advantage. In general, we believe that industries having higher levels of customer contact and service volume, such as telecommunications, financial services and retail, tend to seek outsourced services as a more efficient method for managing their technical support and customer care functions.

      Within the worldwide customer care services market, industry sources estimate that two of the largest service categories are customer interaction and fulfillment/ logistics, the sizes of which are estimated to be over $30 billion and over $4 billion, respectively in 2002. We believe that technical support/help desk services are among the fastest growing components of the customer interaction category, driven by the desire of businesses in the telecommunications, information technology and consumer devices industry to outsource their customer support needs at a cost lower than they could achieve internally. We also believe that fulfillment/ logistics services will grow at a rate faster than the overall worldwide customer care services industry, owing to the need by businesses to achieve faster time to market, rapid inventory turns, greater focus on core competencies and lower costs.

      As the business environment continues to evolve, we believe it has become more difficult and expensive for companies to maintain the necessary personnel and product capabilities in-house to provide business process services on a cost-effective basis. We believe that outsourced service providers, including ourselves, will continue to benefit from these outsourcing trends.

Competition

      We compete on the basis of quality, reliability of service, price, efficiency, speed, and flexibility in tailoring services to client needs. We believe that our comprehensive, integrated services, deep expertise in technically-centric industries, ability to rapidly expand our capacity, and ability to tailor our services to our clients’ needs differentiate us from non-client competitors. We continuously explore new outsourced service opportunities, typically in circumstances where clients are experiencing inefficiencies in non-core areas of their businesses. We believe we can develop superior outsourced services for these clients by addressing such inefficiencies on a cost-effective basis.

      We believe that we compete primarily with in-house process management operations of our current and potential clients. Such in-house operations include customer care, technical support, supply chain management, Internet operations and e-commerce support. We also compete with a number of companies that provide similar services on an outsourced basis. In business process management services, we compete with technical support and customer care companies such as Convergys Corporation; Sitel Corporation; Sykes Enterprises, Incorporated; TeleTech Holdings, Inc.; and West Corporation. In supply chain management services, we compete directly or indirectly with fulfillment and processing companies such as Banta Corporation; Modus Media International, Inc.; and Zomax Incorporated.

Our Competitive Strengths

      We believe the following competitive strengths allow us to become an integral part of our clients’ business and contribute to our strong market position, and will enable us to continue to enhance our established presence as a leading provider of business process outsourced services:

•	Comprehensive, Integrated Outsourced Services. We have the expertise and resources to become the one source provider for a significant portion of our clients’ business process needs, including assembly, order processing, distribution, technical support and customer care. We strive to design our business process management and supply chain management services, along with their corresponding processes and systems, to provide a comprehensive package of services for our clients. We believe that our end-to-end business process outsourcing capabilities provide us with a significant advantage over competitors that outsource discrete functionalities on a per service basis.

•	Ability to Accommodate Specialized Requirements. We have developed specialized expertise to address the needs of clients in technically-oriented industries, such as telecommunications, which generally entail critical, complex and high-volume market support requirements. Each major client relationship is led by a dedicated team of business professionals with many years of experience in the industry in which they are involved, and our technical support employees receive in-depth training in the technical aspects of our clients’ products. This allows us to offer specialized services specifically targeted at our clients’ needs. Our supply chain management processes address fulfillment challenges across many industries involving high technology and high-value goods by rapidly integrating assembly, packaging, warehousing, distribution and tracking to accelerate our clients’ time to market and reduce their risk of product obsolescence.

•	Scalable, Flexible Business Model. Upon a determination that business demand will support the opening of a particular business process outsourced services facility, we are generally able to develop and launch the new facility into operational status in 90 days. We believe our ability to rapidly deploy a new facility significantly differentiates us from our competitors. Our ability to quickly expand capacity allows our clients to rely on us to manage sudden changes in demand for their products. Additionally, we have developed a standardized approach to supply chain management services enabling us to assemble and package various types of products and rapidly change the type of product assembled and packaged.

•	Cost-effective, High Quality Services. We enable clients to provide their customers with high-quality services that, for most of our clients, are at lower cost than they could achieve through in-house operations. We also believe we provide some of the highest quality outsourced services in the industry at prices that are extremely competitive with other providers of outsourced services. We strategically locate our facilities to take advantage of quality work forces at highly competitive wage rates and we place strong emphasis on the ongoing training and retraining of our employees to apply leading technology and customer care processes with the goal of maximizing customer satisfaction.

•	Technology-Enabled Service Delivery. We use various forms of technology and deploy them as a strategic part of our overall service delivery. We have combined commercially-available technology with our internally-developed business processes and systems to deliver a number of value-added functionalities, including advanced demand forecasting and scheduling capabilities for our clients. We believe our ability to deploy our technology effectively has enabled us to improve efficiency, serve as a transparent extension of our clients, receive telephone calls and data in various forms directly from our clients’ systems and report detailed information to clients on a daily basis concerning the status and results of our services and interactions with customers.

Our Growth Strategy

      We have achieved significant organic growth in our operations as measured by the number of our business process outsourcing facilities, customers, employees, revenue and net income. We expect that our service offerings, which we believe are among the leading types of services that companies may consider for outsourcing, combined with what we believe to be a trend towards businesses focusing on their core competencies, have positioned us well for future growth. The principal elements of our growth strategy are to:

•	Use Our Expertise in Complex Process Management to Address Untapped Opportunities. Through our experience serving clients in technically-oriented industries, we have developed specialized skills in outsourcing complex processes involving sophisticated customer interaction and highly efficient fulfillment processes. At present, we believe that our processing expertise in a number of services areas, including service order setup/provisioning, wireless number porting and receivables management, provide us with a substantial competitive advantage. We intend to apply our existing process management expertise, as well as expertise we develop in the future, to address new client opportunities. We believe that our process management expertise in numerous areas can be applied to situations where clients have not previously explored the potential advantages of an outsourced alternative.

•	Strengthen Strategic Partnerships and Long-Term Relationships with Existing Clients. We seek to develop long-term client relationships, primarily with large companies, and we believe that we will continue to sell additional business process outsourced services to our existing clients. Through the creation of our client services organization, we have been successful in identifying opportunities to provide additional services to some of our larger clients, and we intend to aggressively pursue these opportunities in the future. We invest significant resources to establish strategic partnership relationships and to understand each client’s processes, culture, decision parameters, and goals so as to develop and implement customized services. We believe this client-oriented, value-added, integrated approach to addressing our clients’ needs distinguishes us from our competitors and plays a key role in our ability to attract and retain clients on a long-term basis.

•	Further Strengthen Our Management Team with Key Hires. Since 2001, we have strengthened our senior and middle management ranks through the hiring or promotion of experienced personnel, including our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Information Officer and various business unit leaders. Our significant management recruiting efforts have allowed us to focus on establishing operational and service excellence while controlling costs. We pursued this proactive strategy to address the challenges arising from our organization’s robust growth in terms of financial scale, operating footprint and scope of services offered. We intend to continue to recruit for key positions in our organization, particularly in sales and marketing, so that we may further capitalize on the market position and competitive momentum we have developed to date.

•	Expand Our Client Base in New Vertical Markets. We are currently seeking to expand the industries to which we provide our wide spectrum of business process outsourced services by targeting select clients in the financial services and health care industries. We believe that clients in these industries could benefit from our expertise in developing and delivering integrated, cost-effective, outsourced services. We seek to develop a balanced revenue mix, principally by targeting Fortune 1000 companies in vertical markets characterized by high growth and sophisticated product offerings.

•	Maintain a Disciplined Approach to Expansion. We plan to grow our revenue organically through staged expansion of the services we provide to our existing or potential clients, or through rapid deployment of capacity to assist our clients in responding to demand for their products or services. For our staged expansion strategy, we seek to obtain new clients or provide new services to existing clients by providing highly competitive pricing. Once engaged to provide a service, we seek to deliver service quality that exceeds our clients’ value expectations, which should position us well to expand the scale and profitability of that project. For our capacity deployment strategy, we seek to maintain enough available capacity to meet our clients’ sudden surges in demand while maintaining high capacity utilization levels throughout our organization.

•	Explore International Opportunities. We will continue to explore international opportunities. We are evaluating international locations for potential new facilities in regions that offer labor cost advantages and technical, language and quality support capabilities meeting or exceeding our clients’ requirements. While we have historically operated in the United Kingdom and have recently continued our expansion in Canada, we are evaluating the addition of substantial capacity in other international locations, possibly India or the Philippines, with available technical support capacity sufficient to allow us to maintain our level of service quality, but with lower wage structures than those prevailing in the United States.

Business Process Outsourced Services

      Through our business process management and supply chain management services, we offer a wide spectrum of business process outsourcing platforms designed to provide cost-effective and efficient management services for non-core operations of our clients. We work closely with our clients to develop, refine and implement efficient and productive integrated outsourced services that link us with our clients and their customers.

      Business Process Management Services. Our business process management services include large service order setup for telecommunications companies, wireless telephone number porting, receivables management, wireless telephone activations, and high-end technical support and customer care services. Substantially all of our business process management services are initiated by our clients’ customers rather than by us.

      Our personnel are responsible for managing the installation and providing ongoing support services for large-scale telecommunications networks for client customers. This service includes the outsourced installation and ongoing support for telecommunications systems such as frame relay, asynchronous transfer mode, private line connections and voice networks. Service representatives manage relationships between our client and its customers on a transparent basis. Our services enable a client to provide telecommunications services to their customers more efficiently and cost effectively.

      We provide wireless number portability contact services to facilitate porting requests and to resolve related problems that escalate from the normal transfer system. As a result of mandates under the Federal Telecommunications Act of 1996, wireless carriers must provide wireless number portability, or the ability of consumers to keep their mobile phone numbers when changing service providers, to customers in the 100 largest metropolitan statistical areas in the United States. The wireless number portability requirement became effective on November 24, 2003. Our wireless number portability services, which include both automated and live agent interaction, facilitate pre-port validation, data collection, automatic processing of port-out/in requests, direct and automated interface with the service order activation platform, fallout management tool and port request tracking and archiving. By substantially reducing the need for capital expenditures relating to number porting, we free up capital for our clients to invest in front-end technology to support the wireless number portability process.

      Our receivables management service allows our clients to minimize the risk of non-payment by automatically transferring the calls made by delinquent customers to us, at which point we attempt to induce the customers to pay their bill in order to continue their wireless service. Customers may bring their bill current though credit or debit card payments, electronic checks and Western Union vouchers. This service allows us to help our clients reduce their days sales outstanding and writeoffs for bad debt.

      We also provide our wireless carrier clients with wireless number activation services. This allows mobile phone users to activate their services through us after entering into a service agreement with our carrier clients. The process can be completed automatically or through a live agent interaction.

      Our service representatives provide high-end technical support services by telephone, e-mail, facsimile and the Internet, 24 hours per day, seven days per week. Technical support inquiries are generally driven by a customer’s purchase of a product or service, or by a customer’s need for ongoing technical assistance. Customers of our clients dial a technical support number listed in their product or service manuals and, based on touch-tone responses, are automatically connected to an appropriate StarTek service representative specially trained in the use of the product with access to computerized knowledge databases. Each of our service representatives acts as a transparent extension of our client when resolving complaints, diagnosing and resolving product or service problems, or answering technical questions.

      Supply Chain Management Services. Our supply chain management services include packaging, fulfillment, marketing support and logistics services. The processes included in such services generally include development of product packaging based on our clients’ product specifications and distribution requirements. In addition, we provide product-related software programs for telephone, facsimile, e-mail and Internet interactions involving product order processing, fulfillment and technical support.

      This element of our business was historically dominated by the product assembly and packaging services we provided to Microsoft Corporation, which have declined in recent fiscal years and which we expect to continue to decline. However, we believe that other opportunities exist that will enable us to continue to offer supply chain management services as an integral part of our business process outsourced services. Specifically, mass retailers have developed particular specifications for product packaging that will allow them to efficiently receive goods into inventory and present them for merchandising. We intend to develop and present to such retailers customized kitting and palette setup services that will increase the efficiency of these labor intensive processes. We believe that if we are successful in selling these types of services, we could deliver them at high volumes, and in addition, could have opportunities to further diversify our client base through subsequent contacts with consumer products companies whose products we could process for mass retailers.

      When we are selected by a client to provide product assembly and packaging services, we qualify, select, certify and manage the sourcing and manufacturing of various products and related components. Such products and related components are then assembled and packaged at our facilities. We monitor supplier quality by visiting manufacturing facilities and use just-in-time production to minimize inventory in our warehouses. We believe that our strong, long-term relationships with multiple suppliers allow us to be flexible and responsive to our clients, while minimizing cost and dependency on any single supplier. In addition, our assembly lines have been designed with significant flexibility, enabling us to assemble and package various types of products and rapidly change the type of product assembled.

      We receive product orders via file transfer protocol, the Internet, electronic data interchange, facsimile, as well as through our product order telephone services and e-commerce support services. We ship and track products to distribution centers, individual stores and our clients’ customers directly.

Domain.com Operations

      In addition to our business process outsourced services, we own a portfolio of branded vertical market Internet web sites and currently manage or lease to third parties a number of those sites, including airlines.com, wedding.com, wholesale.com, electronics.com, doctors.com, and hospitals.com. While this business has not generated significant revenue for us in the past, we believe we can use the strategic relationships generated from our vertical market web sites to cross sell our business process outsourced services.

International Operations

      We provide business process management services on an international basis from the United Kingdom and Canada. Our facilities in the United Kingdom provide most of our business process outsourced service platforms for clients in Europe, including business process management services such as technical support in several languages, and supply chain management such as product order fulfillment. Our facilities in Canada provide business process management services, in particular technical support services, for clients in North America. International operations, in the aggregate, generated 24.1% of our revenue during the nine months ended September 30, 2003 and 19.3% during 2002.

Clients

      Our four largest customers, AT&T Wireless Services, Inc., Microsoft Corporation, T-Mobile, a subsidiary of Deutsche Telekom, and AT&T Corporation, account for a significant percentage of our revenue. In the first nine months of 2003, AT&T Wireless Services accounted for 37.0% of our revenue, Microsoft Corporation accounted for 24.5%, T-Mobile, 13.9%, and AT&T Corporation, 13.7%. In 2002, AT&T Wireless, Inc. accounted for 26.3% of our revenue, Microsoft Corporation accounted for 34.4%, T-Mobile, 12.2%, and AT&T Corporation, 13.3%. AT&T Wireless Services has announced that it has entered an agreement to be acquired by Cingular Wireless LLC. The portion of our revenue generated by Microsoft Corporation has decreased because of changes in the way software is packaged and purchased and as a result of Microsoft Corporation decreasing the number of business process services vendors with which it deals, and we expect this trend to continue. See “Risk Factors” set forth herein for a discussion of the risks associated with our reliance on these primary client relationships.

Employees and Training

      Our success in recruiting, hiring, training, and retaining large numbers of full and part-time skilled employees, and obtaining large numbers of hourly and temporary employees during peak periods is critical to our ability to provide high quality outsourced services. To maintain good employee relations and to minimize turnover, we attempt to offer competitive pay and a range of employee benefits, and to provide employees with clear, visible career paths. To meet our service objectives, we also use temporary employees. As of September 30, 2003, we had approximately 5,021 full-time equivalent employees. The number of temporary employees we have at any time varies substantially due to fluctuations in our clients’ businesses. We believe the demographics surrounding our facilities, and our reputation, stability, and compensation plans should allow us to continue to attract and retain qualified employees. We consider our employee relations to be good. None of our employees belong to labor unions or are covered by collective bargaining agreements.

Facilities

      As of December 31, 2003 we owned or leased the following facilities, containing in aggregate approximately 1,273,000 square feet:

Properties	Year Opened	Square Feet	Leased or Owned

U.S. Facilities
Greeley, Colorado	1987	100,000	Company Owned
Aurora, Colorado	1995	138,000	Company Owned(a)
Greeley, Colorado	1998	35,000	Company Owned
Laramie, Wyoming	1998	22,000	Company Owned
Clarksville, Tennessee	1998	305,000	Company Owned(b)
Grand Junction, Colorado	1999	46,350	Leased
Greeley, Colorado	1999	88,000	Company Owned
Big Spring, Texas	1999	30,000	Leased
Enid, Oklahoma	2000	47,524	Company Owned
Grand Junction, Colorado	2000	54,500	Leased
Denver, Colorado	2000	13,800	Leased(c)
Decatur, Illinois	2003	37,500	Leased
Alexandria, Louisiana	2003	40,000	Leased(d)
International Facilities
Hartlepool, England(2)	1993	73,000	Leased(e)
Kingston, Ontario Canada	2001	49,000	Company Owned
Kingston, Ontario Canada	2001	20,000	Leased
Cornwall, Ontario Canada	2001	74,000	Leased
Regina, Saskatchewan Canada	2003	61,988	Leased
Sarnia, Ontario Canada	2003	37,000	Leased

      Substantially all of our facility space can be used to support several of our business process outsourced service platforms. We believe our existing facilities are adequate for our current operations, but continued capacity expansion could be required to support continued growth. We intend to maintain efficient levels of excess capacity to enable us to readily provide for needs of new clients and increasing needs of existing clients.

(a)	A portion of this facility is subleased to a third party, and we do not provide services from this facility.

(b)	Facility is held under a lease financing arrangement underlying Development Revenue Notes issued by the County of Montgomery, Tennessee. We have an option to purchase the facility at the end of the lease term in 2008.

(c)	Company headquarters, which houses only executive and administrative employees and does not provide services to clients.

(d)	Commenced operations in February 2004.

(e)	Single lease for two operating facilities.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth information with respect to our executive officers and directors as of February 13, 2004.

Name	Age	Position

A. Emmet Stephenson, Jr.	58	Chairman of the Board(a)(c)
William E. Meade, Jr.	47	President, Chief Executive Officer and Director
Eugene L. McKenzie, Jr.	45	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Lawrence Zingale	47	Executive Vice President and Chief Operating Officer
Michael W. Morgan	43	Vice Chairman of the Board(a)
Ed Zschau	64	Director(a)(b)(c)
Hank Brown	63	Director(b)(c)
Michael S. Shannon	45	Director(b)(c)

(a)	Member of the Compensation and Option Committee of the Board of Directors

(b)	Member of the Audit Committee of the Board of Directors

(c)	Member of Nominating and Corporate Governance Committee

      A. Emmet Stephenson, Jr. co-founded us in 1987 and has served as our Chairman of the Board since our formation. Mr. Stephenson has also served as President of Stephenson and Company, a private investment firm in Denver, Colorado, for more than five years. Mr. Stephenson is a director of Danaher Corporation and serves on the Advisory Boards of First Berkshire Fund and Capital Resource Partners, L.P.

      William E. Meade, Jr. has served as our President and Chief Executive Officer since June 2001. Prior to joining us, Mr. Meade was President and Chief Executive Officer of WebMiles, Inc. From 1987 to 1999 he was with the American Express Company. He finished his service there as Senior Vice-President of Business Development and Global Operations for the American Express Travelers Cheque Group. He also serves as one of our Directors.

      Eugene L. McKenzie, Jr. has served as our Executive Vice President and Chief Financial Officer since November, 2003 and prior to that served as our Vice President and Corporate Controller since June 2002. Before joining us, Mr. McKenzie served as Director of Finance and Information Technology for a division of International Paper Company. From 1996 to 1999, he ran his own business. From 1990 to 1996, he worked for Atlantic Richfield Co. and from 1980 to 1990 he worked for Ernst & Young LLP. Mr. McKenzie is a certified public accountant.

      Lawrence Zingale has served as our Executive Vice President and Chief Operating Officer since June 2002. Prior to joining us, Mr. Zingale was President of Stonehenge Telecom for approximately three years, and from 1997 to 1999 he was President and Chief Operating Officer of International Community Marketing. From 1980 to 1997, he was with AT&T, serving in various senior level positions.

      Michael W. Morgan co-founded us in 1987 and has held managerial positions in companies providing outsourced services since 1984. From May 1990 to June 2001, he was our President and Chief Executive Officer. He has served as our Vice Chairman of the Board since June 2001 and as a Director since January 1997. Mr. Morgan has advised us that he does not intend to stand for re-election as a Director in May 2004 for personal reasons.

      Ed Zschau has served as a Director of the Company since January 1997. He is Visiting Lecturer at Princeton University in the Department of Electrical Engineering and was a Professor of Management at Harvard Business School from September 1996 to August 2000. From April 1993 to July 1995, Dr. Zschau

was General Manager, IBM Corporation Storage Systems Division. Dr. Zschau is a director of the Reader’s Digest Association, Inc.

      Hank Brown has served as a Director of the Company since May 2001. He is President and Chief Executive Officer of the Daniels Fund. Mr. Brown was previously a United States Senator from 1990 to 1996 and served in the United States Congress for five consecutive terms from 1980 through 1990. He also served in the Colorado State Senate from 1972 through 1976. Mr. Brown is currently a Director of Sealed Air Corp., Alaris Medical Inc. and Frontier Airlines, Inc. He was Vice President of Monfort of Colorado for 12 years.

      Michael S. Shannon has served as a Director of the Company since May 2003. He has served as President and Chief Executive Officer of KSL Recreation Corporation based in La Quinta, California since 1992. From 1986 to 1992, Mr. Shannon was President and Chief Executive Officer of Vail Associates in Vail, Colorado. Prior to that, he was an Assistant Vice President of First National Bank of Chicago. Mr. Shannon currently serves as a director of ING Direct and Conseco, Inc.

Employment Agreements

      In May 2001, we entered into an employment agreement with William E. Meade, Jr., pursuant to which he agreed to serve as our President and Chief Executive Officer. The agreement provides for a term through May 18, 2006, unless otherwise extended by mutual agreement or unless employment is terminated at an earlier date in accordance with the agreement. The agreement provides for an annual base salary (currently $420,000), which is subject to increase as determined by the Compensation Committee annually. Pursuant to the agreement, Mr. Meade was also granted options to purchase 200,000 shares of our common stock, of which 15,000 have been exercised, 65,000 are fully vested and the remaining 120,000 vest at 40,000 per year in May 2004, 2005, and 2006. The agreement and Mr. Meade’s employment with the Company may be terminated by us or Mr. Meade at any time for any reason upon 90 days’ prior written notice. Upon termination by either party other than for cause or death, Mr. Meade will be entitled to payment of his base salary then in effect for one year from the date of termination. The agreement provides for non-disclosure of our confidential or proprietary information and non-competition by Mr. Meade for a one-year period after termination of the agreement. The agreement also provides for non-solicitation by Mr. Meade of our employees, suppliers and customers for a three-year period after termination of the agreement.

      In January 2001, we entered into an employment agreement with Michael W. Morgan, our Vice Chairman of the Board, pursuant to which he agreed to provide services to us as requested by the Board of Directors. The agreement provides for a term through July 15, 2004, unless otherwise extended by mutual agreement or unless employment is terminated at an earlier date in accordance with the agreement. Mr. Morgan has advised us that he does not intend to extend the term of the agreement. The agreement provides for an annual base salary (currently $270,800) and provides for non-disclosure of our confidential or proprietary information.

      In 1997, we entered into a verbal agreement with Mr. Stephenson under which Mr. Stephenson provides us with advisory services and his services as our Chairman. Mr. Stephenson is entitled to an advisory fee under this agreement of $245,000 per year.

PRINCIPAL AND SELLING STOCKHOLDERS

      The table below presents information as of February 13, 2004 regarding the beneficial ownership of shares of our common stock, as adjusted to reflect the shares of our common stock being offered hereby, by:

•	Each stockholder who is selling shares in this offering;

•	Each of our directors and executive officers;

•	Each person we know to have beneficially owned more than five percent of our common stock as of that date; and

•	All of our present executive officers and directors as a group.

      Each selling stockholder is an affiliate of StarTek, Inc. and is therefore prohibited from engaging in short sales pursuant to Section 16(c) of the Exchange Act. None of the selling stockholders are, or are affiliated with, a registered broker-dealer.

	Beneficial Ownership of Shares

	Before Offering(1)			After Offering(1)

	Number of		Number of Shares	Number of
Name of Stockholder	Shares	Percentage	Being Offered	Shares	Percentage

Toni E. Stephenson(2)(3)	3,313,882	23.1%	1,213,076 (4)	2,100,806 (4)	14.6	%(4)
FASSET Trust(2)(5)	993,462	6.9%	993,462	—	—
MASSET Trust(2)(5)	993,462	6.9%	993,462	—	—
A. Emmet Stephenson, Jr.(2)(6)	3,350,882	23.3%	—	3,350,882	23.3%
William E. Meade, Jr.(2)(7)	65,000	*	—	65,000	*
Eugene L. McKenzie, Jr.(2)(8)	2,000	*	—	2,000	*
Lawrence Zingale(2)(9)	20,000	*	—	20,000	*
Pamela S. Oliver(2)(10)	1,986,924	13.8%	—	—	—
Michael W. Morgan(2)(11)	119,243	*	—	119,243	*
Ed Zschau(12)	38,000	*	—	38,000	*
Hank Brown(13)	7,500	*	—	7,500	*
Michael S. Shannon(14)	19,000	*	—	19,000	*
Awad Asset Management(15)	779,279	5.4%	—	779,279	5.4%
All Directors and Executive Officers as a group (8 persons)(16)	3,621,625	24.9%	—	3,621,625	24.9%

*	Less than one percent.

(1)	Calculated pursuant to Rule 13d-3(d) of the Exchange Act. Under Rule 13d-3(d), shares not outstanding that are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed. Accordingly, share ownership in each case includes shares issuable upon exercise of outstanding options that are exercisable within 60 days after February 13, 2004. Unless otherwise indicated in the footnotes, and subject to community property laws where applicable, each of the named persons has sole voting and investment power with respect to the shares shown as beneficially owned.

(2)	The address of such person, trust or trustee is c/o StarTek, Inc., 100 Garfield Street, Denver, Colorado 80206.

(3)	Mrs. Stephenson is the wife of A. Emmet Stephenson, Jr. Mr. Stephenson is our co-founder and Chairman of our Board of Directors. Mr. Stephenson disclaims beneficial ownership of shares owned by Mrs. Stephenson. For a description of certain agreements with us to which Mrs. Stephenson is a party, see “Description of Capital Stock — Registration Rights Agreement.”

(4)	Mrs. Stephenson has granted the underwriters the option to purchase an additional 480,000 shares of common stock to cover over-allotments.

(5)	Pamela S. Oliver is the sole trustee of MASSET Trust and FASSET Trust and has sole voting power and investment power with respect to the common stock held by the trusts. Mrs. Oliver is Mr. Stephenson’s sister.

(6)	Mr. Stephenson is our co-founder and Chairman of our Board. Mr. Stephenson is the husband of Toni E. Stephenson and the brother of Pamela S. Oliver. Mrs. Stephenson disclaims beneficial ownership of shares owned by Mr. Stephenson. For a description of certain agreements with us to which Mrs. Stephenson is a party, see “Description of Capital Stock — Registration Rights Agreement.”

(7)	Mr. Meade is our President and Chief Executive Officer. Includes 65,000 shares of common stock underlying vested stock options, and excludes 120,000 shares of common stock underlying unvested options held by Mr. Meade.

(8)	Mr. McKenzie is our Executive Vice President, Chief Financial Officer, Treasurer and Secretary. Includes 2,000 shares of common stock underlying vested stock options, and excludes 43,000 shares of common stock underlying unvested options held by Mr. McKenzie.

(9)	Mr. Zingale is our Executive Vice President and Chief Operating Officer. Includes 20,000 shares of common stock underlying vested stock options, and excludes 80,000 shares of common stock underlying unvested options held by Mr. Zingale.

(10)	Represents shares owned by the FASSET and MASSET Trusts. Mrs. Oliver is the sole trustee of each of the trusts and has sole voting power and investment power with respect to the common stock held by the trusts. Mrs. Oliver is Mr. Stephenson’s sister.

(11)	Mr. Morgan is our co-founder and Vice Chairman of our Board. Mr. Morgan owns 59,243 shares of common stock. Includes 60,000 shares of common stock underlying vested stock options, and excludes 40,000 shares of common stock underlying unvested options held by Mr. Morgan.

(12)	Dr. Zschau is one of our Directors. The Zschau Living Trust owns 10,000 shares of common stock. Includes 28,000 shares of common stock underlying vested stock options. Dr. Zschau’s business address is Ed Zschau Enterprises, 1310 Trinity Drive, Menlo Park, California 94025.

(13)	Mr. Brown is one of our Directors. Mr. Brown owns 1,500 shares of common stock. Includes 6,000 shares of common stock underlying vested stock options. Mr. Brown’s business address is c/o Daniels Fund, 101 Monroe Street, Denver, CO 80206.

(14)	Mr. Shannon is one of our Directors. Mr. Shannon owns 9,000 shares of common stock. Includes 10,000 shares of common stock underlying vested stock options. Mr. Shannon’s business address is KSL Recreation Corporation, 50-905 Avenida Bermudas, La Quinta, CA 92253.

(15)	Awad Asset Management, Inc.’s address is 250 Park Avenue, 2nd Floor, New York, New York 10177. The information regarding Awad Asset Management, Inc. is as reported by Awad Asset Management, Inc. to the Securities and Exchange Commission on Schedule 13G/ A filed on January 27, 2004.

(16)	Includes an aggregate of 191,000 shares of common stock underlying vested stock options held by our directors and executive officers.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 32,000,000 shares of common stock, $.01 par value. As of the date of this prospectus, an aggregate of                      shares of common stock are issued and outstanding. The following description of our capital stock is a summary of the material terms of such stock. It does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of our Restated Certificate of Incorporation, as amended, and Restated Bylaws, copies of which are incorporated herein by reference.

      Our Board of Directors may in its sole discretion issue shares of common stock from the authorized and unissued shares of common stock. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. Our Restated Certificate of Incorporation, as amended, does not provide for cumulative voting in the election of directors. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and after satisfaction of the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive, conversion or redemption rights and are not subject to further assessments. All of our outstanding shares of common stock are validly issued, fully paid and nonassessable. Our common stock is listed on the New York Stock Exchange and trades under the symbol “SRT.”

Certain Provisions of Delaware Law

      We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested stockholder” (defined generally as a person owning 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans) or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is UMB Bank. Its address is 928 Grand Blvd. 13th Floor, Kansas City, Missouri, 64106 and its telephone number is (800) 884-4225.

Registration Rights Agreement

      We have entered into a registration rights agreement with A. Emmet Stephenson Jr., our Chairman of the Board, Toni E. Stephenson, Mr. Stephenson’s wife, and two trusts controlled by Mr. Stephenson’s sister, that takes effect upon the consummation of this offering and terminates on the earlier of (i) the fifth anniversary of the consummation of this offering and (ii) when the number of shares registrable for resale under the agreement constitutes less than 10% of our common stock outstanding. Mr. Stephenson owns 3,350,882 shares, or 23.3%, of our common stock outstanding. Following this offering Mrs. Stephenson will own 2,100,806 shares, or 14.6% (or 1,620,806 shares, or 11.3%, if the underwriters exercise their overallotment option in full) of our common stock outstanding. Under the registration rights agreement, the holders of one-third or more of the registrable shares as defined in the registration rights agreement may demand that we file a registration statement under the Securities Act covering some or all of their registrable shares. We are obligated to file no more than two such demand registration statements (unless the number of shares requested to be included in a demand registration has been reduced by more than 15% by an underwriter), and we are not obligated to file a registration statement pursuant to such a demand prior to the later of six months after the execution date of the agreement or ninety days after the date of this offering. The filing of a demand registration statement may be subject to further delay upon the occurrence of other specified events. In addition to these demand registration rights, if we propose to register any of our equity securities under the Securities Act, other than pursuant to registration statements on Forms S-4 or S-8, the holders of registrable securities may require that we include all or a portion of their registrable securities in the registration statement and in any related underwriting. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities included in the offering. Registration of shares of our common stock pursuant to the rights granted to the holders of registrable securities pursuant to the registration rights agreement, and subsequent sale of such shares under the registration statement, will result in such shares becoming freely tradable without restriction under the Securities Act. In connection with demand registrations, we will bear the expenses related to such registrations to the extent we would be required to incur such expenses within 12 months or obtain substantial benefit from complying with the demand. We will bear the expenses related to registrations we file in which the selling stockholders include registrable securities, except that the selling stockholders will bear their pro-rata portion of the underwriting discounts and commissions applicable to any such registration. The selling stockholders will bear all other fees, costs and expenses of registrations under the registration rights agreement, including underwriting discounts and commissions.

      The agreement also provides that, upon the occurrence of a change of control of us by merger, share exchange, stock sale or tender offer, or in the event members of the Stephenson family sell in the aggregate 15% or more of our outstanding common stock in any two year period (subject to certain conditions) no member of the Stephenson family will accept a premium for their shares in such transactions without providing an opportunity to all our other stockholders to sell their shares (or at least the same proportionate interest as the Stephenson family proposes to sell) at the same price; provided that the Stephenson family will be free to sell shares at any time in sales registered under the Securities Act, so long as the applicable members of the Stephenson family are named as selling stockholders in the related prospectus, or in Rule 144 transactions, without restriction under this provision.

Investors Rights Agreement

      We have entered into an investors rights agreement with Mr. Stephenson that takes effect upon the consummation of this offering and terminates if Mr. Stephenson ceases to beneficially own at least 10% of our common stock. The agreement provides that following our 2004 annual meeting of stockholders and subject to the board’s fiduciary duties under applicable law, we will nominate for election to our board of directors designees named by Mr. Stephenson representing (i) a number of directors equal to one less than a majority of the board if there are an odd number of directors, or two less than a majority if there are an even number of directors, so long as Mr. Stephenson, together with members of his family, beneficially owns 30% or more of our outstanding common stock, or (ii) one director, so long as Mr. Stephenson, together with members of his family, beneficially owns between 10% and 30% of our outstanding common stock. Mr. Stephenson’s nominees under these provisions need not be independent or meet other specific criteria, so long as a majority of the members of our board are independent under the rules of the SEC and the New York Stock Exchange. The agreement also requires that we amend Article II, Section 6 of our Bylaws to provide that a holder of 10% or more of our outstanding common stock will be entitled to call a special stockholders meeting. The investors rights agreement provides that so long as Mr. Stephenson, together with members of his family, beneficially owns 10% or more of our outstanding common stock, Article II, Section 6 of the Bylaws, as amended, may not be amended by our board of directors without Mr. Stephenson’s consent.

      The rights provided to Mr. Stephenson in the investors rights agreement may not be transferred to any third party other than to Toni E. Stephenson, Mr. Stephenson’s wife, upon the death or incompetence of Mr. Stephenson and to her estate, upon the subsequent death or incompetence of Mrs. Stephenson. Mr. Stephenson does not have the right to vote shares of stock held by other members of the Stephenson family.

CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

      The following is a discussion of certain material United States federal income and estate tax consequences of the ownership and disposition of shares of our common stock by a Non-U.S. Holder (as defined below). This discussion does not address all aspects of United States federal income and estate taxes that may be relevant to Non-U.S. Holders in light of their personal circumstances or to Non-U.S. Holders who are subject to special rules, such as United States expatriates, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” corporations that accumulate earnings to avoid United States federal income tax, and investors that hold our common stock through partnerships or other pass-through entities. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and United States Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those discussed below. Persons considering ownership of our common stock should consult their own tax advisors concerning the United States federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

      As used herein, a “Non-U.S. Holder” of our common stock means a beneficial owner of shares of our common stock that is, for United States federal income tax purposes, a nonresident alien individual or a corporation, estate or trust, other than: (i) a corporation (or any entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, (ii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iii) a trust if it (x) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

      If a partnership (including for this purpose any entity, foreign or domestic, classified as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding our common stock should consult their tax advisors regarding the federal, state, local and foreign tax consequences of the holding and disposing of our common stock.

Dividends

      Distributions on our common stock will constitute a dividend for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. Dividends paid to a Non-U.S. Holder of our common stock generally will be subject to United States withholding tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a United States trade or business by the Non-U.S. Holder and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A Non-U.S. Holder of our common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required to (i) complete Internal Revenue Service (“IRS”) Form W-8BEN (or suitable successor or substitute form) and certify under penalty of perjury that such holder is not a United States person or (ii) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

      A Non-U.S. Holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

      A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a United States trade or business of the Non-U.S. Holder, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds our common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period.

      An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

      We do not believe that we are or that it is likely we will become a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

      If an individual Non-U.S. Holder owns, or is treated as owning, shares of our common stock at the time of his or her death, such shares will be included in such holder’s gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax imposed on the estates of nonresident aliens, unless relief is available under an applicable tax treaty.

Information Reporting and Backup Withholding

      United States backup withholding generally will not apply to dividends paid on our common stock that are subject to the 30% or reduced treaty rate of withholding previously discussed.

      We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

      Payments of proceeds from the sale of our common stock by a Non-U.S. Holder made to or through a non-United States office of a broker generally will not be subject to information reporting or backup withholding. However, payments made to or through (i) a non-United States office of a United States broker or (ii) a non-United States office of a non-United States broker that has certain specified connections with the United States, are generally subject to information reporting (but not backup withholding) unless the holder certifies its non-United States status under penalties of perjury (and the payor does not have actual knowledge or reason to know that such holder is a United States person) or otherwise establishes its entitlement to an exemption. Payments of proceeds from the sale of our common stock by a Non-U.S. Holder made to or through a United States office of a broker are generally subject to both information reporting and backup withholding (which is currently applied at a rate of 28%) unless the holder certifies its non-United States status under penalties of perjury (and the payor does not have actual knowledge or reason to know that such holder is a United States person) or otherwise establishes its entitlement to an exemption.

      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

      Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., SunTrust Capital Markets, Inc. and Thomas Weisel Partners LLC are acting as representatives, have severally agreed to purchase from the selling stockholders the respective number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.
SunTrust Capital Markets, Inc.
Thomas Weisel Partners LLC

Total

      The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, which include:

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in the financial markets;

•	we and the selling stockholders deliver customary closing documents to the underwriters;

•	if any shares of common stock are purchased from the selling stockholders, then all of the shares that the underwriters agreed to purchase must be purchased; and

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Over-Allotment Option

      Toni E. Stephenson, one of the selling stockholders, has granted to the underwriters an option to purchase up to an aggregate of 480,000 shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the table above, and Mrs. Stephenson will be obligated, pursuant to the option, to sell these shares.

Commission and Expenses

      The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at such public offering price less a selling concession not in excess of $           per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $           per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 480,000 additional shares. The underwriting discounts and commissions are equal to the public offering price per share less the amount the underwriters respectively pay

the selling stockholders per share. The underwriting discounts and commissions equal      % of the public offering price.

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

      We estimate that the total expenses of the offering payable by the selling stockholders, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $750,000. We will not pay any underwriting discounts or commissions on behalf of any selling stockholders.

Lock-up Agreements

      We and the selling stockholders have agreed not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period of 90 days from the date of this prospectus. In addition, all of our executive officers and directors have agreed under lock-up agreements not to, without the prior written consent of Lehman Brothers Inc., directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities which may be converted into or exchanged or exercised for any common stock for a period of 90 days from the date of this prospectus. Each of A. Emmet Stephenson, Jr., our Chairman of the Board and co-founder, and Toni E. Stephenson, his wife and one of the selling stockholders, have also agreed that they will not exercise the demand rights granted to them under the registration rights agreement we entered into in connection with this offering for a period of 90 days from the date of this prospectus without the prior written consent of Lehman Brothers Inc. See “Description of Our Capital Stock — Registration Rights Agreement.”

      The restrictions described in the foregoing paragraph do not limit:

•	the selling stockholders’ ability to sell shares of common stock to the underwriters;

•	our ability to issue shares of common stock under employee benefit plans or upon exercise of options under our Employee Stock Option Plan and Director Stock Option Plan or issue any options to acquire shares of common stock under our Employee Stock Option Plan and Director Stock Option Plan; or

•	our ability to issue shares of common stock or other securities upon exercise of currently outstanding options, warrants or rights.

Indemnification

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of some or all of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

      Purchasers of the shares of our common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay these taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with the selling stockholders to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as an underwriter or selling group member and should not be relied upon by investors.

Relationships

      Certain of the underwriters or their affiliates have provided from time to time and may in the future provide investment banking, lending, financial advisory and other related services to us and our affiliates for which they have received and may continue to receive customary fees and commissions.

NOTICE TO CANADIAN RESIDENTS

Offers and Sales in Canada

      This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

      This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

      Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by the Company or the selling stockholders in connection with the offering of the shares into Canada.

Resale Restrictions

      The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that the Company and the selling stockholders prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

      Each Canadian investor who purchases shares will be deemed to have represented to the Company, the selling stockholders, the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to above under “Resale Restrictions” above; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an “accredited investor” as defined in section 1.1 of Multilateral Instrument 45-103 — Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an “accredited investor”, other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501 — Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a “sophisticated purchaser” within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

      Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission
(Ontario)

      Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against the Company and any selling stockholder in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against the Company and any selling stockholder on whose behalf the distribution is made shall have no right of action for damages against the Company or the selling stockholders. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

      The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which the Company and the selling stockholders may rely. The enforceability of these rights may be limited as described herein under “— Enforcement of Legal Rights”.

      The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

      The Company is organized under the laws of the State of Delaware in the United States of America. All, or substantially all, of the directors and officers of the Company, as well as the selling stockholders and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against the Company or such persons in Canada or to enforce a judgement obtained in Canadian courts against the Company or such persons outside of Canada.

Language of Documents

      Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

      The validity of the common stock offered by this prospectus will be passed upon for us by Faegre & Benson LLP, Denver, Colorado. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

      The consolidated financial statements of StarTek, Inc. appearing in StarTek Inc.’s Annual Report on Form 10-K as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC under the Securities Act a registration statement on Form S-3 to register the common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We strongly encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement. We also file annual, quarterly and special reports, proxy statements and other information with the SEC. The Exchange Act file number for our SEC filings is 1-12793.

      You may read and copy all or any portion of the registration statement or any other information we file at the SEC’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

      Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC before the date of this prospectus, while information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the completion of the offering contemplated hereby (other than current reports on Form 8-K containing Regulation FD disclosure furnished under Item 9 or Results of Operations and Financial Condition disclosure furnished under Item 12 and exhibits relating to such disclosure, unless otherwise specifically stated in such current report on Form 8-K):

(1) Our annual report on Form 10-K for the fiscal year ended December 31, 2002, filed on March 27, 2003, including all material incorporated by reference therein;

(2) Our quarterly report on Form 10-Q for the quarter ended March 31, 2003, filed on May 13, 2003;

(3) Our quarterly report on Form 10-Q for the quarter ended June 30, 2003, filed on August 14, 2003;

(4) Our current report on Form 8-K filed on September 12, 2003;

(5) Our current report on Form 8-K filed on November 7, 2003 (other than the information therein furnished pursuant to Item 12 and the exhibits relating to such disclosure); and

(6) Our quarterly report on Form 10-Q for the quarter ended September 30, 2003, filed on November 14, 2003.

      You may request a copy of these filings, at no cost to you, by writing or telephoning us at:

StarTek, Inc.
Attn: A. Emmet Stephenson, Jr.
100 Garfield Street
Denver, CO 80206
Telephone: (303) 361-6000

3,200,000 Shares

StarTek, Inc.

Common Stock

PROSPECTUS

                        , 2004

LEHMAN BROTHERS

SUNTRUST ROBINSON HUMPHREY
THOMAS WEISEL PARTNERS LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

      The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered. The selling stockholders have agreed to pay all such expenses. All of the amounts shown are estimated except for the Securities and Exchange Commission registration fee and the NASD filing fee.

SEC registration fee	$18,566
NASD filing fee	$15,154
Printing and mailing expenses	$120,000	*
Legal fees and expenses	$350,000	*
Blue sky fee	$10,000	*
Accounting fees and expenses	$100,000	*
Miscellaneous	$136,280	*

Total	$750,000

*	Estimated.

Item 15.	Indemnification of Directors and Officers.

      Our Restated Certificate of Incorporation, as amended, and Restated Bylaws provide that to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”), a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited (i) for any breach of the director’s duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of our Restated Certificate of Incorporation, as amended, and Restated Bylaws is to eliminate the rights of the Company and its stockholders (through stockholders’ derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our Restated Certificate of Incorporation, as amended, and Restated Bylaws provide that the Company shall indemnify its directors and officers, against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

      We have entered or intend to enter into indemnification agreements with our directors and executive officers. These indemnification agreements may require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, to the maximum extent allowed under our charter and Delaware law, as described above. These indemnification agreements also may require us to advance any expenses incurred by our directors or officers as a result of any proceeding against them as to which they could be indemnified.

      The registration rights agreement described in Part I of this registration statement under “Description of Capital Stock — Registration Rights Agreement” provides that we will indemnify holders of registrable securities, which include A. Emmet Stephenson, Jr., our Chairman of the Board, and Toni E. Stephenson, his wife, from certain liabilities, if any, related to violations of federal and state securities laws, as more fully described in the registration rights agreement.

Item 16.	Exhibits

Exhibit
Numbers		Description of Exhibits

1	.1†	Form of Underwriting Agreement.
4.1		Restated Certificate of Incorporation of the Company (incorporated by reference from Form S-1 Registration Statement filed with the Securities and Exchange Commission on January 29, 1997).
4.2		Restated Bylaws of the Company (incorporated by reference from Form S-1 Registration Statement filed with the Securities and Exchange Commission on January 29, 1997).
4.3		Certificate of Amendment to the Certificate of Incorporation of StarTek, Inc. filed with the Delaware Secretary of State on May 21, 1999 (incorporated by reference from Form 10-K Annual Report filed with the Securities and Exchange Commission on March 8, 2000).
4.4		Certificate of Amendment to the Certificate of Incorporation of StarTek, Inc. filed with the Delaware Secretary of State on May 23, 2000 (incorporated by reference from Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on August 14, 2000).
4.5		Specimen Common Stock certificate (incorporated by reference from Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on March 7, 1997).
5	.1*	Opinion of Faegre & Benson LLP as to the legality of the shares.
10	.1†	Registration Rights Agreement by and among the Company, A. Emmet Stephenson, Jr., Toni E. Stephenson FASSET Trust and MASSET Trust.
10	.2†	Investors Rights Agreement by and among the Company, A. Emmet Stephenson, Jr., and Toni E. Stephenson.
10	.3†	Form of Indemnification Agreement between the Company and its Officers and Directors.
23	.1*	Consent of Ernst & Young LLP.
23	.2*	Consent of Faegre & Benson LLP (contained in Exhibit 5.1).
24	.1*	Power of Attorney (on page II-6).

*	Filed herewith.

†	To be filed by amendment.

Item 17.	Undertakings.

      The Company hereby undertakes:

(1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus files as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement and any amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado on February 13, 2004.

STARTEK, INC.

By:	/s/ WILLIAM E. MEADE, JR.

William E. Meade, Jr.
Principal Executive Officer

Date: February 13, 2004

By:	/s/ EUGENE L. MCKENZIE, JR.

Eugene L. McKenzie, Jr.
Principal Accounting Officer and
Principal Financial Officer

Date: February 13, 2004

      Each person whose signature appears below constitutes and appoints William E. Meade, Jr. and A. Emmet Stephenson, Jr., and each of such persons, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements (including post-effective amendments) to the registration statement on Form S-3, and to sign any and all additional registration statements relating to the same offering of securities as those that are covered by the registration statement that are filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement and any amendment thereto has been signed below by the following persons on behalf of the Company in the capacities and on the dates indicated.

/s/ A. EMMET STEPHENSON, JR. A. Emmet Stephenson, Jr.	Director, Chairman	February 13, 2004

/s/ WILLIAM E. MEADE, JR. William E. Meade, Jr.	Director	February 13, 2004

/s/ MICHAEL W. MORGAN Michael W. Morgan	Director, Vice Chairman	February 13, 2004

/s/ ED ZSCHAU Ed Zschau	Director	February 13, 2004

/s/ MICHAEL S. SHANNON Michael S. Shannon	Director	February 13, 2004

/s/ HANK BROWN Hank Brown	Director	February 13, 2004

EXHIBIT INDEX

Exhibit
Numbers		Description of Exhibits

1	.1†	Form of Underwriting Agreement.
4.1		Restated Certificate of Incorporation of the Company (incorporated by reference from Form S-1 Registration Statement filed with the Securities and Exchange Commission on January 29, 1997).
4.2		Restated Bylaws of the Company (incorporated by reference from Form S-1 Registration Statement filed with the Securities and Exchange Commission on January 29, 1997).
4.3		Certificate of Amendment to the Certificate of Incorporation of StarTek, Inc. filed with the Delaware Secretary of State on May 21, 1999 (incorporated by reference from Form 10-K Annual Report filed with the Securities and Exchange Commission on March 8, 2000).
4.4		Certificate of Amendment to the Certificate of Incorporation of StarTek, Inc. filed with the Delaware Secretary of State on May 23, 2000 (incorporated by reference from Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on August 14, 2000).
4.5		Specimen Common Stock certificate (incorporated by reference from Amendment No. 1 to Form S-1 Registration Statement filed with the Securities and Exchange Commission on March 7, 1997).
5	.1*	Opinion of Faegre & Benson LLP as to the legality of the shares.
10	.1†	Registration Rights Agreement by and among the Company, A. Emmet Stephenson, Jr., Toni E. Stephenson FASSET Trust and MASSET Trust.
10	.2†	Investors Rights Agreement by and among the Company, A. Emmet Stephenson, Jr., and Toni E. Stephenson.
10	.3†	Form of Indemnification Agreement between the Company and its Officers and Directors.
23	.1*	Consent of Ernst & Young LLP.
23	.2*	Consent of Faegre & Benson LLP (contained in Exhibit 5.1).
24	.1*	Power of Attorney (on page II-6).

*	Filed herewith.

†	To be filed by amendment.